Filed Under Rule 433
Registration No. 333-135813
PRESORTED STANDARD U.S. POSTAGE PAID PHILADELPHIA, PA GE INTEREST PLUS Business Information for: Sample A Sample ABC Company 123 Main Street Anytown USA 12345-6789

for Businesses It can be a good decision for your business... Put the power of GE Interest Plus for Businesses to work for your business. Start earning more: r\ULC/y iciu ci ici_livc us ui j./ _i/u^ ui lu 11 luy uc i cscl wccr\iy. Finally, an investment that has everything you’re looking for. •A higher rate of intere st than many other short-term investments •Convenient access to your funds •No sales, management or maintenance fees · Rated AAA from Standard & Poor’s Corporation and Aaa from Moody’s Investors Service Learn more about GE Interest Plus for Businesses today — with no obligation!

GE Interest Plus for Businesses Ready to earn more on your business’ s available cash? Get started today and get the rate you deserve. Dear Business Owner: Put your company’s available cash to work like never before. With GE Interest Plus for Businesses, you get exactly what you need from this sound investment — a higher rate of interest than many short-term alternatives, convenient access to your money, and a name you can trust! You can maximize your earnings. · A higher rate of interest than many money market accounts, savings accounts and short-term CDs · No sales, management or maintenance fees · No penalties for redemptions · Flexibility to invest from $500 to $5 million You can minimize your hassles. · Link your investment to your business’s checking account and invest or redeem & nbsp; with ease and at no charge2 · Manage your investment online or over the phone 24 hours a day, 7 days a week And because it’s an investment in GE Capital Corporation, you can rest easy. That’s because GE Capital Corporation is rated AAA by Standard & Poor’s Corporation and Aaa by Moody’s Investors Service. We invite you to learn more by requesting or downloading a prospectus today! Sincerely, GE Interest Plus for Businesses &nbs p; GEIPB-MAX1-0109 Visit geinterestplus.com/businesses/maxl. To request an information kit, call toll-free 1-888-674-4138.

GE Interest Plus8 for Businesses Frequently Asked Questions Q: What is GE Interest Plus for Businesses? A: GE Interest Plus for Businesses is an investment designed to provide businesses with a convenient way to invest directly in triple-A rated General Electric Capital Corporation (GECC). It is an unsecured and unsubordinated debt obligation of GECC and is not a bank ; account or a money market fund. It is not a bank deposit and is not FDIC insured. It is offered in the U.S. by prospectus only. Complete information concerning GE Interest Plus for Businesses is contained in the prospectus. Q: How does GE Interest Plus for Businesses set its rates? A: Rates are reviewed weekly by the GE Interest Plus Committee and may be reset as often. Q: How do I add to or redeem from my investment? A: When you invest, you’ll be enrolled in our Quick Transaction Service. This service lets you electronically transfer money to and from your linked bank checking account. Other ways to invest include mailing in a check or wiring in funds. You can also redee m by wire. Q: How safe is my investment? A: There is risk with any investment you make. However, with GE Interest Plus for Businesses, you benefit from the creditworthiness of General Electric Capital Corporation, the sole obligor of the GE Interest Plus for Businesses Notes. GECC is rated AAA by Standard & Poor’s Corporation (S&P) and Aaa by Moody’ ;s Investors Service (Moody’s). S&P awards a AAA rating to companies they define as “the best quality companies, reliable and stable.” Moody’s assigns their Aaa rating to companies they judge “to be of the highest quality, with minimal credit risk.” Have questions ? Ready to find out more? To request an information kit, call toll-free 1-888-674-4138, Monday through Friday, 8:30 a.m. to 7 p.m. ET, or go to geinterestplus.com/businesses/maxl to find out more.